Exhibit 3.1

AMENDMENT TO THE AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

GENESIS UNICORN CAPITAL CORP.

February 14, 2023

Genesis Unicorn Capital Corp., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

1. The name of the Corporation is “Genesis Unicorn Capital Corp.” The original certificate of incorporation (the “Original Certificate”) was filed with the Secretary of State of the State of Delaware on February 23, 2021.

2. On February 11, 2022, in connection with the IPO, the Company adopted its Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate”).

3. This Amendment to the Amended and Restated Certificate was duly adopted by the Board of Directors of the Corporation and the stockholders of the Corporation in accordance with Section 242 of the General Corporation Law of the State of Delaware.

4. The text of Section 9.1(c) of Article IX is hereby amended and restated to read in full as follows:

“In the event that the Corporation does not consummate a Business Combination within twelve (12) months after the consummation of the Offering, the Board of Directors of the Corporation may extend the period of time to consummate a Business Combination up to twelve (12) times, each by an additional period of one (1) month, for an aggregate of twelve (12) additional months, provided that (i) for each such extension the Sponsor (or its affiliates or designees) must deposit into the Trust Account an amount of $0.06 for each issued and outstanding share of common stock issued in the IPO that has not been redeemed; and (ii) the procedures relating to any such extension, as set forth in the Investment Management Trust Agreement between the Corporation and Continental Stock Transfer & Trust Company, shall have been complied with. The total amount of such deposits will be added to the proceeds from the Offering to be held in the Trust Account and shall be used to fund the redemption of the Offering Shares in accordance with this Article IX.”

5. The text of Section 9.2(a) of Article IX is hereby amended and restated to read in full as follows:

“Prior to the consummation of the initial Business Combination, the Corporation shall provide all holders of Offering Shares with the opportunity to have their Offering Shares redeemed upon the consummation of the initial Business Combination or upon the vote of a proposal to amend the Amended and Restated Certificate pursuant to, and subject to the limitations of, Sections 9.2(b) and 9.2(c) (such rights of such holders to have their Offering Shares redeemed pursuant to such Sections, the “Redemption Rights”) hereof for cash equal to the applicable redemption price per share determined in accordance with Section 9.2(b) hereof (the “Redemption Price”); provided, however, that the Corporation shall not redeem Offering Shares (i) in an amount that would cause the Corporation to have net tangible assets to be less than $5,000,001 (such limitation hereinafter called the “Redemption Limitation”) either immediately prior to or upon consummation of the initial Business Combination and after payment of any underwriters’ fees and commissions or any greater net tangible assets or cash requirement which may be contained in the agreement relating to the initial Business Combination, or (ii) otherwise is exempt from the provisions of Rule 419 promulgated under the Securities Act of 1933, as amended.”

6. The text of Section 9.7 of Article IX is hereby amended and restated to read in full as follows:

“Additional Redemption Rights. If, in accordance with Section 9.1(a), any amendment is made to this Amended and Restated Certificate (a) to modify the substance or timing of the Corporation’s obligation to redeem 100% of the Offering Shares if the Corporation has not consummated an initial Business Combination within the completion window or (b) with respect to any other material provisions of this Amended and Restated Certificate relating to stockholders’ rights or pre-initial Business Combination activity, the Public Stockholders shall be provided with the opportunity to redeem their Offering Shares upon the approval of any such amendment, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest not previously released to the Corporation to pay its taxes, divided by the number of then outstanding Offering Shares.”

IN WITNESS WHEREOF, Genesis Unicorn Capital Corp. has caused this Amendment to the Amended and Restated Certificate to be duly executed in its name and on its behalf by an authorized officer as of the date first set above.

Genesis Unicorn Capital Corp.

By:	/s/ Samuel Lui
Name:	Samuel Lui
Title:	President and Chief Financial Officer